Pricing Supplement No. 136L Dated March 19, 2002 (To Prospectus dated October 31, 2001 and Prospectus Supplement dated November 9, 2001)	Rule 424(b)(5) File No's. 333-71876 CUSIP #: 46623E AX7

J.P. MORGAN CHASE & CO.
[X]	Senior Medium-Term Notes, Series C Due From Nine Months to Thirty Years from Date of Issue
[ ]	Subordinated Medium Term Notes, Series A Due From Nine Months to Thirty Years from Date of Issue
Principal Amount: Proceeds to Company	$ 141,500,000.00 $ 141,324,540.00
Agents	Principal Amount To be Purchased
J.P. MORGAN SECURITIES INC.	$ 138,670,000.00
HSBC Securities (USA) Inc.	$ 1,415,000.00
Sandler O'Neill & Partners	$ 1,415,000.00
Agents' Capacity: if as principal	[ ] As agent	[X] As principal
[X]	The Notes are being offered at varying prices relating to prevailing market prices at the time of sale. SEE BELOW
[ ]	The Notes are being offered at a fixed initial public offering price equal to the Issue Price ( as a percentage of Principal Amount).
Original Issue Date:	March 22, 2002
Stated Maturity:	September 22, 2004

Form:  [X]   Book-entry   [_]  Certificated

Currency:  U.S. Dollars
[ ] Fixed Rate Note: [X] Floating Rate Note:	CD [ ] Treasury Rate [ ]	Commercial Paper Rate [ ] Prime Rate [ ]	LIBOR Telerate [X] CMT [ ]	LIBOR Reuters [ ]

Interest Payment Dates:
   Quarterly on each 22nd or next good business day of June, September, December and March commencing with June 24, 2002.

Interest Reset Dates:  The 22nd of June, September, December and March commencing with June 24, 2002.

Index Maturity:   3 month LIBOR

Spread (+/-):        +16 BP

Multiplier:

Maximum Interest Rate:    Not Applicable      Minimum Interest Rate:  0%

Optional Redemption:   Yes [   ]   No [X]

Other:

The Agents have agreed to purchase the notes from J.P. Morgan Chase & Co. at 99.876% of their principal amount, plus accrued interest, if any, from March 22, 2002. J.P. Morgan Chase & Co. will receive $141,324,540 in aggregate proceeds from the sale of the notes.

The Agents propose to offer the notes from time to time for sale in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing prices or at negotiated prices. In connection with any sale of the notes, the Agents may be deemed to have received compensation from us in the form of underwriting discounts. The Agents may also receive commissions from the purchasers of the notes for whom they may act as agent. The Agents, may be deemed to be underwriters and any discounts or commissions received by them and any profit they realize on the resale of the notes may be deemed to be underwriting discounts or commissions.

Recent Developments:

          On January 16, 2002, we announced our 2001 fourth quarter and annual results. Fourth quarter 2001 operating earnings were $0.12 per share, compared with $0.37 per share in the fourth quarter of 2000. Operating income was $247 million in the fourth quarter, compared with $763 million one year ago. Reported net income, which includes merger and restructuring costs, was a loss of $332 million or $0.18 per share in the fourth quarter of 2001. This compares with profits of $708 million, $0.34 per share, in the fourth quarter of 2000.

          For full year 2001, operating earnings per share were $1.65, compared with $2.96 in 2000. Operating income was $3.41 billion, compared with $5.93 billion in 2000. Reported net income was $1.69 billion, or $0.80 per share, compared with $5.73 billion, or $2.86 per share, in 2000.

          As described in our press release, fourth quarter results were negatively affected by events at Enron Corp. and in Argentina, as well as by continued private equity losses at JPMorgan Partners, our private equity business. Developments at Enron and in Argentina during the fourth quarter of 2001 increased our credit costs and reduced trading and other revenues by a total of $807 million. Separate from, and in addition to, the Enron- and Argentina-specific charges, we increased our loan loss reserves by an additional $510 million in response to deteriorating market conditions.

          Since the above-referenced earnings announcement, each of Standard & Poor's Rating Services and Fitch Ratings has revised its outlook on J.P. Morgan Chase and our subsidiaries from stable to negative while Moody's Investors Services affirmed all of its ratings.

          J.P. Morgan Chase is involved in a number of lawsuits arising out of its banking relationships with Enron Corp. We initiated a lawsuit in New York in December 2001 against eleven insurance companies. That suit seeks payment under Enron-related surety bonds issued by those companies. We have also commenced a lawsuit in London against Westdeutsche Landesbank Girozentrale ("WLB") seeking to compel payment under an Enron-related letter of credit issued by WLB. On March 5, 2002, the court in New York denied our motion for summary judgment against the insurance companies, ordered discovery, and set a trial date of December 2, 2002. We intend to pursue both litigations vigorously. Actions have also been initiated by other parties against J.P. Morgan Chase and its directors and certain of its officers. Among these, as of March 18, 2002, are five shareholder derivative actions pending against our directors. These derivative actions were filed in Delaware and New York and seek to redress alleged breaches of fiduciary duties and alleged failures to exercise due care and diligence by our directors in the management of J.P. Morgan Chase. Also pending, as of March 18, 2002, are nine purported class action lawsuits against us and certain named officers, all in New York, alleging that we issued false and misleading press releases and other public documents relating to Enron in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. We believe that the lawsuits filed against us, our directors and the named officers are without merit and we intend to defend these actions vigorously. However, there can be no assurance as to the outcome of any of these pending lawsuits or of any other litigation or proceeding that may be brought by or against J.P. Morgan Chase relating to Enron.

          Further information relating to our financial results and the other matters referred to above is contained in our reports filed with the Securities and Exchange Commission and referred to under "Where You Can Find More Information About J.P. Morgan Chase & Co." in the attached prospectus.